Exhibit 12.1

Strategic Hotels & Resorts, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(numbers in thousands, except ratio amounts)

	Historical Fiscal Year Ended
	2008	2007	2006	2005	2004
(Loss) income from continuing operations before income taxes, minority interests, distributions in excess of minority interest capital and (loss) gain on sale of minority interests in hotel properties	$(345,279)	$34,540	$38,811	$10,557	$(52,115)
Add (deduct):
Combined fixed charges and preferred dividends	140,510	137,958	89,809	47,687	61,822
Capitalized interest	(8,646)	(5,905)	(3,214)	(336)	—
(Earnings) losses from equity investees	(2,810)	(8,344)	1,066	(2,818)	(739)
Distribution from equity investees	805	6,049	1,509	—	15,602
Preferred dividends	(30,886)	(30,107)	(24,543)	(6,753)	—

Adjusted (losses) earnings	$(246,306)	$134,191	$103,438	$48,337	$24,570

Fixed charges:
Interest expense	81,433	$82,574	$46,673	$24,408	$44,464
Capitalized interest	8,646	5,905	3,214	336	—
Estimated interest component of rental expense	15,400	14,700	13,700	13,800	14,000
Amortization of deferred financing costs	4,145	4,672	1,679	2,390	3,358

Total fixed charges	$109,624	$107,851	$65,266	$40,934	$61,822

Plus preferred dividends	$30,886	$30,107	$24,543	$6,753	$—

Combined fixed charges and preferred dividends	$140,510	$137,958	$89,809	$47,687	$61,822

Deficiency of earnings to combined fixed charges and preferred dividends	$(386,816)	$(3,767)	$—	$—	$(37,252)

Ratio of earnings to combined fixed charges and preferred dividends	—	0.97	1.15	1.01	0.40

Ratio of earnings to fixed charges	—	1.24	1.58	1.18	0.40